UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 3rd Street North
(No. and Street)

Oakdale	Minnesota	55128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Schmidt (602) 262-3301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2901 N. Central Ave Suite 1200	Phoenix	AZ	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer and Financial Operations Principal

Title

Celyna Richardson

Notary Public

CELYNA RICHARDSON
NOTARY PUBLIC
MARICOPA COUNTY, ARIZONA
COM. EXP. 4-30-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOODBURY FINANCIAL SERVICES, INC.
(SEC I.D. No. 8-13846)

STATEMENT OF FINANCIAL CONDITION AND RELATED NOTES
AS OF DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Woodbury Financial Services, Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Statement of Financial Condition
December 31, 2017

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Index
December 31, 2017



Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012-2799
USA

Tel: +1 602 234 5100
Fax: +1 602 234 5186
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and the Audit Committee of Woodbury Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Woodbury Financial Services, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

April 2, 2018

We have served as the Company's auditor since 2017.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2017

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	9,444
Securities owned, at fair value		22,571
Receivables from broker-dealers		14,883
Accounts and notes receivable		18,175
Receivables from registered representatives		1,096
Receivables from affiliates		2,908
Advisor loans from registered representatives, net of accumulated amortization and allowance for doubtful accounts of $8,121		12,256
Intangible assets, net of accumulated amortization of $4,058		3,842
Deferred tax asset		11,397
Other assets		1,890
Total assets	**$**	**98,462**

Liabilities and Stockholder's Equity

Commissions payable	$	13,608
Deferred compensation payable		22,490
Accounts payable and accrued expenses		2,437
Payables to affiliates		4,167
Payable to broker-dealers and clearing organizations		51
Income tax payable		4,608
Deferred income		602
Total liabilities		**47,963**

Commitments and contingencies (Note 11)

Stockholder's Equity

Common stock - $1 par value; 50,000 shares authorized; 1,000 shares issued and outstanding	1
Additional paid-in capital	74,230
Accumulated deficit	(23,732)
Total stockholder's equity	**50,499**
Total liabilities and stockholder's equity	**$ 98,462**

The accompanying notes are an integral part of this financial statement.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

1. **Organization and Operations**

   Woodbury Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Advisor Group, Inc. ("Advisor Group"), and an indirect wholly-owned subsidiary of Advisor Group Holdings, Inc. ("AGHI"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives.

   The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

   Prior to May 6, 2016, Advisor Group was an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). On January 18, 2016, AGHI entered into a Purchase and Sale Agreement with American General Life Insurance Company (a subsidiary of AIG), whereby American General Life Insurance Company agreed to sell its interests in Advisor Group and, indirectly, the Company to AGHI. On May 6, 2016, (the "Closing Date"), the parties consummated the transactions contemplated by the Purchase and Sale Agreement. As a result, AGHI directly acquired Advisor Group and indirectly acquired Advisor Group's interests in certain subsidiaries and affiliates of Advisor Group, which include four broker-dealers including the Company (the "Broker-Dealers"), insurance agencies and intermediate holding companies. Throughout the accompanying notes, we refer to this acquisition as the "Acquisition." AIG and its subsidiary, American General Life Insurance Company, are referred to herein as the "Former Parent."

2.   Restatement

Subsequent to the issuance of the prior year financial statements, management discovered certain transactions that were recorded incorrectly. The cumulative adjustments to correct these errors in the financial statements for the periods prior to January 1, 2017 are recorded as Prior Period Adjustments of $1,456,000 to Accumulated Deficit and $2,310,000 to Additional Paid-In Capital at January 1, 2017. These adjustments related to the following:

(in thousands of dollars)

Financial Statement Line	December 31, 2016, as previously presented (unaudited)	Misstatement (unaudited)	December 31, 2016, as restated
Receivables from broker-dealers	$ 642	$ (49)	$ 593
Accounts and notes receivable	8,321	5,558	13,879
Advisor loans, net	11,455	1,021	12,476
Intangible assets, net	4,618	(97)	4,521
Deferred tax asset	14,126	1,931	16,057
Total asset impact	**100,543**	**8,364**	**108,907**
Commissions payable	(6,876)	(4,226)	(11,102)
Deferred compensation payable	(20,448)	426	(20,022)
Net payables to affiliates	(7,043)	(289)	(7,332)
Accounts payable and accrued expenses	(707)	166	(541)
Deferred income	(514)	(144)	(658)
Income tax receivable/payable	88	(555)	(467)
Total liability impact	**(47,385)**	**(4,622)**	**(52,007)**
Common stock	(25)	24	(1)
Additional paid-in capital	(71,920)	(2,310)	(74,230)
Accumulated deficit	18,787	(1,456)	17,331
Total stockholder's equity impact	**(53,158)**	**(3,742)**	**(56,900)**

3.   Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

Current and Future Application of Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue recognition. In March, April and May 2016, the FASB issued implementation amendments to the May 2014 amended revenue recognition guidance. The amended guidance, including the implementation amendments (together, the "amended guidance"), affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of the amended guidance is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve the core principle, the entity applies a five step process outlined in the amended guidance. The amended guidance also includes a cohesive set of disclosure requirements. In August 2015, the FASB issued guidance to defer the effective date of the revenue recognition guidance. The amended guidance is effective for annual periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. Therefore, the Company is required to adopt the guidance on January 1, 2018. An entity can choose to apply the amended guidance using either the full retrospective approach or a modified retrospective approach. The Company will adopt this guidance using the modified retrospective approach with a cumulative-effect adjustment, if applicable, to the opening balance of retained earnings. The Company is in the process of evaluating the new standard, and as of December 31, 2017 cannot reasonably estimate the impact to the financial statements.

In January 2016, the FASB issued amended guidance on the measurement and classification of financial instruments. This amended guidance requires that all equity investments be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the fair value option has been elected for financial liabilities. The amendments eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, however public business entities will be required to use the exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. In addition, the new guidance requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. The amended guidance is effective in fiscal years beginning after December 15, 2017. Therefore, the Company is required to adopt the guidance on January 1, 2018. For the provision related to presentation of financial liabilities, early adoption is permitted for financial statements that have not been previously issued. The Company is evaluating the requirements of this amended measurement and classification of financial instruments guidance and the Company does not believe there will be any material impact to its financial statements.

In February 2016, the FASB issued new guidance on leases. The new guidance will replace the current lease guidance. The new guidance requires that entities recognize the assets and liabilities associated with leases on the balance sheet and to disclose key information about leasing arrangements. The new guidance is effective in fiscal years beginning after December 15, 2018. Therefore, the Company is required to adopt the guidance on January 1, 2019. Early adoption is permitted. The Company is evaluating the requirements of this new lease guidance and the potential impact on the Company's financial position and results of operations and as of December 31, 2017 cannot reasonably estimate the impact to the financial statements.

In August 2016, the FASB issued amended guidance on presentation and classification in the statement of cash flows. The amendments address certain specific cash flow issues: debt

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

prepayment or debt extinguishment costs; settlement of zero-coupon or insignificant coupon debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies); distributions received from equity method investees; beneficial interests in securitization transactions; and guidance related to the identification of the primary source for separately identifiable cash flows. The amended guidance is effective in fiscal years beginning after December 15, 2017. Therefore, the Company is required to adopt the guidance on January 1, 2018. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The Company does not expect the adoption of this amended guidance to have an impact on its financial position and results of operations.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Advisor Loans

Repayable loans consist of interest bearing loans with maturities generally ranging from two to seven years. These loans are included in Advisor loans from registered representatives on the Statement of Financial Condition. An estimate of the amount where collection is doubtful is reserved. Repayable loans totaled approximately $336,000 net of $1,730,000 of allowance for doubtful accounts at December 31, 2017.

The Company also makes loans or pays advances to registered representatives as part of its recruiting or retention processes. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the registered representative meets certain operating and gross dealer concession levels. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with Commission expense in the Statement of Income. If a registered representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Generally, these loans have historically become uncollectible after the registered representative has separated from the Company. Accordingly, it is reclassified as a repayable loan with a full reserve until all collection efforts are exhausted at which time any remaining balances will be written off. Recoveries, if any, are recognized when received. Recruiting and retention loans totaled approximately $11,920,000 net of accumulated amortization expense of $6,391,000 at December 31, 2017.

Effective October 1, 2017 all new forgivable loans are recorded at Advisor Group. As the loans are amortized, amortization expense is charged to the Company by Advisor Group. The loans are funded by Advisor Group, which is also the counterparty on the executed loan agreement. If a registered representative separates from the Company, a repayable loan would be set up at Advisor Group. Bad debt from uncollectible balances or subsequent recoveries will be charged to the Company by Advisor Group. As of December 31, 2017 recruiting loans of $9,048,000 were recorded on Advisor Group related to registered representatives of the Company. For the year ended December 31, 2017, there was no amortization expense related to these loans charged to the Company by Advisor Group.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

The following schedule reflects the Company's activity in providing for an allowance for uncollectible amounts for advisor loans:

(in thousands of dollars)

Beginning balance - January 1	$ 1,395
Recoveries of amounts charged off	(967)
Provision for doubtful accounts	1,302
Ending balance - December 31	$ 1,730

Intangible Assets

Net intangible assets represent expected economic benefits comprised of a non–compete agreement, a trade name, and acquired advisor relationships. These assets are being amortized over two to sixteen years, per the economic benefits of each intangible asset. The non-compete agreement and trade names are recognized straight-line and the Advisor relationship is recognized in a pattern consistent with the expected revenue to be earned by the Company through its advisor relationships. These intangible assets are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. There was no impairment recognized in the year ended December 31, 2017.

Deferred Compensation

The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation plan when the related service has been provided by the independent representative. Eligible registered representatives of the Company are able to participate in the WFS General Agents' and Writing Agents' Deferred Compensation Plan (the "Old Plan"). The Old Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to the Employee Retirement Income Security Act ("ERISA"). Under the Old Plan, the Company made contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of three years if minimum production requirements are met. At December 31, 2017, non-vested balances were approximately $989,000. The total long-term deferred compensation liability under the deferred compensation plan was $20,759,000 for the year ended December 31, 2017 and is included in Deferred compensation payable on the Statement of Financial Condition.

The contributions are directed into a variety of debt and equity security investment options chosen by the eligible participants, and these investments are carried by the Company until the eligible funds are ultimately paid to the participants. Participant balances can be disbursed upon fully vesting, at which time a participant can elect a partial or full disbursement. Changes in the market value of the investments will increase or decrease the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur and are included in Investment gains and losses in the Statement of Income. The contributed assets are maintained in a trust account managed by an unaffiliated third party and are included on the Statement of Financial Condition in Securities owned at fair value totaling approximately $22,366,000 at December 31, 2017.

The Old Plan was frozen effective December 31, 2014 and replaced with a new Annual Cash Bonus Plan, effective January 1, 2015 (the "New Plan"). The New Plan is similar to the Old Plan and is available to those representatives who participated in the Old Plan. It provides for cash awards

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

disbursed directly to participants in four payments over three years, and began in the first quarter of 2016.

Income Taxes

In preparing the financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the statement of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of income, financial condition, or cash flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

4.   **Fair Value Measurements**

The Company's financial instruments at December 31, 2017 consist of cash and cash equivalents; securities owned; and receivables from and payables to third parties and affiliates. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short term nature.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2017, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned
The Company's trading securities include money market funds and traded equity and debt securities.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

available quoted market prices, and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2017, the Company did not adjust prices received from the independent third-party pricing services.

The fair values of assets and liabilities carried at fair value on a recurring basis at December 31, 2017 are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Money market funds	$ 2,518	$ -	$ -	$ 2,518
Municipal and other governmental bonds	-	180	-	180
Debt and equity mutual funds	19,873	-	-	19,873
Total assets at fair value	$ 22,391	$ 180	$ -	$ 22,571

There have been no transfers of assets or liabilities between these fair value measurement classifications during the period ended December 31, 2017.

5.   **Accounts and Notes Receivable**

Accounts and Notes Receivable at December 31, 2017 consist of the following:

(in thousands of dollars)

Commission revenue receivable	$	13,046
Sponsor revenue receivable		3,635
Litigation and regulatory matters		1,268
Other		226
	$	18,175

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

6.   Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)

	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Advisor Relationships	$ 5,500	$ (1,658)	$ 3,842
Trade name	2,300	(2,300)	-
Non compete agreements	100	(100)	-
Total Intangibles	$ 7,900	$ (4,058)	$ 3,842

7.   Related Party Transactions

Pursuant to an Expense Sharing Agreement dated May 6, 2016, among Advisor Group and its various affiliates, including the Company, Advisor Group provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services.

In connection with the Acquisition, AGHI and the Former Parent entered into a series of agreements to provide various services to Advisor Group and its subsidiaries on a transitional basis commencing on the Closing Date for a specified period of time while Advisor Group establishes separate systems and operations. Under the Transition Services Agreement, dated May 6, 2016, (the "TSA"), Advisor Group receives certain services in data processing and information technology, finance, compliance, and human resources for a period of approximately fifteen months following the Closing Date. The costs incurred by Advisor Group under the TSA were allocated among the Broker-Dealers pursuant to the Expense Sharing Agreement described above.

The terms of the Expense Sharing Agreement along with the TSA may not necessarily be indicative of the terms that would have existed if the Company obtained similar services from other parties.

The payment, timing and amount of any dividends are subject to approval by the Board of Directors as well as net capital rules which provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

At December 31, 2017 the Company had the following intercompany receivables and payables due to and from Advisor Group and its affiliates:

(In thousands of dollars)

	Due To	Due From
FSC Securities Corporation	-	630
Royal Alliance Associates, Inc.	-	18
Sagepoint Financial Inc.	-	25
Advisor Group, Inc.	4,167	-
Advisor Group Holdings, Inc.	-	2,235
	$ 4,167	$ 2,908

8. Subordinated Debt

On April 25, 2016, the Company entered into an unsecured revolving note and cash subordination agreement with AIG as the lender (the "*AIG Credit Facility*"). The amount of the commitments under the AIG Credit Facility was $9,000,000 with the Company as the borrower. The Company borrowed $9,000,000 under the facility on April 25, 2016. The AIG Credit facility was set to mature on April 25, 2018. This amount was voluntarily prepaid without penalty by the Company on May 30, 2017. Prior approval of the voluntary prepayment was obtained from FINRA. Therefore, there is no amount outstanding at December 31, 2017 under this agreement.

9. Income Taxes

As a result of the Acquisition, the Company recorded a net deferred tax asset of approximately $13,742,000 as of the Closing date in order to recognize the effects of a 338(h)(10) election for federal income tax purposes to the separate financial statements of the subsidiaries of Advisor Group in accordance with ASC 740-20-45-11(g). The net deferred tax asset created is associated with adjustments made to the Company's intangibles, including goodwill, and recruiting loans on the Closing date. The 338(h)(10) election resulted in an increase to the tax basis of the Company's assets, but since the effects of the transaction were not pushed-down by Advisor Group for US GAAP accounting purposes, the deferred tax asset was created to align book basis with tax basis.

On December 22, 2017, the Tax Cuts and Jobs Act 2017("TCJA 2017") was enacted. The TCJA 2017 significantly revised the U.S. federal corporate income tax by, among other things, lowering the corporate income tax rate to 21%. U.S. GAAP accounting for income taxes requires that the Company record the impacts of any tax law change on our deferred income taxes in the quarter that the tax law change is enacted. The Company has analyzed and quantified the impact of the TCJA 2017 on its financial statements and operations and recorded adjustments. No provisional amounts have been recorded under Staff Accounting Bulletin ("SAB") 118 as the accounting for the impact of the TCJA 2017 can be completed.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

The following table presents the components of the net deferred tax assets (liabilities):

(In thousands of dollars)

Deferred Tax Asset:		
Accrued expenses	$	660
Deferred compensation		1,508
Intangibles		11,931
Total Deferred Tax Asset		14,099
Deferred Tax Liability:		
State taxes		(597)
Unearned income		(776)
Advisor loans		(836)
Prepaids		(493)
Total Deferred Tax Liability		(2,702)
Net Deferred Tax Asset/(Liabilities)	$	11,397

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company accrues interest and penalties related to uncertain tax positions in its provision for income taxes within the statements of financial condition. At December 31, 2017, the Company had no liability for uncertain tax positions.

The Company files income tax returns in the federal jurisdiction, as well as most state jurisdictions, and is subject to routine examinations by the respective taxing authorities. The tax years of 2014 to 2017 remain open to examination in the federal jurisdiction. The tax years of 2013 to 2017 remain open to examination in the state jurisdictions.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

10. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined,

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2017, the Company had net capital of approximately $4,396,000 which was approximately $4,146,000 in excess of the amount required.

The Company claims exemption from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

11.   Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In connection with the Acquisition, the Former Parent has agreed to indemnify the Company along with the Acquired Companies for certain litigation matters existing prior to Closing, subject to certain limitations and sharing thresholds. The Company also maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the applicable deductible under insurance coverage will be paid directly by the Company. At December 31, 2017, the Company accrued approximately $2,060,000 for uninsured and insured legal and regulatory matters and approximately $25,000 for matters indemnified by the Former Parent. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event that additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Woodbury Financial Services, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2017

Deferred Compensation

At December 31, 2017, the Company has established a liability of approximately $22,490,000 for the deferred compensation plan disclosed previously.

Clearing Broker-dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Leases

The Company has a non-cancelable lease for its office space, which expires in December 2019. The lease also provides for certain rent increases on each anniversary of the lease commencement date beginning in July 2014. The parent entity, Advisor Group, entered into lease agreements which support the subsidiaries owned by Advisor Group including the Company and the related costs are allocated to the subsidiaries based on each entity's relative portion of total commission revenue and investment advisory revenue.

As of the date of this report, the estimated aggregate minimum annual base rent obligations to the Company under operating leases are as follows:

(In thousands of dollars)

2018	$	1,035
2019		949
	$	1,984

12. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through April 2, 2018, which is the date the financial statement was available to be issued.